UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             TenthGate Incorporated
                             ----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                      None
                                      ----
                                 (CUSIP Number)

                               September 22, 2006
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. None

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Sequence Holdings, LLC
     20-2647436
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     South Carolina
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               5    SOLE VOTING POWER

                    4,000,000
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,000,000
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     On September 22, 2006, the Issuer issued 1,000,000 shares to Sequence Investment Partners, LLC, a wholly-owned subsidiary of the Reporting Person. On November 10, 2006, the Issuer issued 1,000,000 shares to the Reporting Person. On October 31, 2006, the Issuer's Board of Directors declared a dividend of one share of Common Stock, $0.001 par value per share, on each share of Common Stock outstanding on November 14, 2006, payable on November 17, 2006 to the shareholders of record as of November 14, 2006.

     Sequence Investment Partners, LLC is the direct owner of the 2,000,000 shares of Common Stock and a wholly-owned subsidiary of the Reporting Person.

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |_|


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.7%
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12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
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Item 1.

(a) Name of Issuer.

TenthGate Incorporated

(b) Address of Issuer's Principal Executive Offices.

1900 Campus Commons Drive, Suite 100
Reston, VA 20191

Item 2.

(a) Name of Person Filing.

Sequence Holdings, LLC

(b) Address or Principal Business Office or, if none, Residence.

192 East Bay Street, Suite 300
Charleston, SC 29401

(c) Citizenship or Place of Organization.

South Carolina

(d) Title of Class of Securities.

Common Stock, par value $0.001 per share

(e) CUSIP No.

None

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under section 15 of the Act.

      (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.


      (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

      (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

      (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

      (a)   Amount Beneficially Owned: 4,000,000 Shares of Common Stock

      (b)   Percent of class: 7.7%

      (c) Number of shares as to which such person has: (i) Sole power to vote or to direct the vote: 4,000,000 (ii) Shared power to vote or to direct the vote: 0 (iii) Sole power to dispose or to direct the disposition of: 4,000,000 (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. N/A

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2007

SEQUENCE HOLDINGS, LLC


By: /s/ KEVIN J. HIGH
    -----------------
Name: Kevin J. High
Title: Manager